KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

March 27, 2019

Mr. Rahul Patel

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	American Hospitality Properties Fund IV, Inc. Draft Offering Statement on Form 1-A Submitted on December 20, 2018 CIK No. 0001759214

Dear Mr. Patel:

This letter is submitted on behalf of American Hospitality Properties REIT, Inc. (formerly known as American Hospitality Properties Fund IV, Inc.) (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A submitted for confidential review on December 20, 2018 (the “Offering Statement”), as set forth in your letter dated February 14, 2019 addressed to Mr. W.L. “Perch” Nelson, the Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently submitting for confidential review Amendment No. 1 to the Offering (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to Amendment No. 1. The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

March 27, 2019 Page 2

General

1.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response: In response to the Staff’s comment, the Company is providing the Staff, on a supplemental basis, the Company’s template for future NAV disclosures, which is attached to this letter as Exhibit A.

2.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

Response:  In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing how its investments, investment strategy and business model so as to permit it to maintain an exemption from registration under the Investment Company Act of 1940, as amended.

3.	Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

Response:  In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of the Investment Advisers Act of 1940 to its external manager.

4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:  In response to the Staff’s comment, the Company acknowledges that is it responsible for analyzing the applicability of the tender offer rules to any share repurchase program, and in particular, will consider all elements of any share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. The Company will contact the Division’s office of Mergers and Acquisitions if it has any questions regarding the compliance of any share repurchase program with the relief previously granted by the Division of Corporation Finance.

March 27, 2019 Page 3

5.	We note that you may conduct a share repurchase program during the offering period. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of Regulation M to any stock repurchase program. The Company will contact the Division of Trading and Markets if it has any questions regarding whether any share repurchase program is entirely consistent with the class exemptive letter granted to Alston & Bird LLP.

Cover Page

6.	Please revise your cover page to state that you are not an investment company and investors will not have the protections provided under the Investment Company Act of 1940.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to provide the requested disclosure.

Management Compensation, page 47l

7.	Please revise your disclosure to estimate the amount of the acquisition fee and the financing fee, assuming the maximum offering amount and maximum leverage.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 61 to provide the requested disclosure.

Conflicts of Interest Allocation of Property Opportunities, page 51

8.	Please revise your disclosure to briefly provide insight into the size of the competing funds.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 to provide the requested disclosure.

March 27, 2019 Page 4

Basis of Presentation, Page F-7

9.	We note that the financial statements have been prepared in conformity with the accounting and reporting guidance for investment companies. Please tell us how you meet the assessment described in paragraphs 946-10-15-4 through 15-9 of ASC Topic 946.

Response: Per ASC 946-10-15-4, an entity regulated under the 1940 Act is an investment company under this Topic. The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

Per ASC 946-10-15-5, an entity that is not regulated under the 1940 Act shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company. The entity shall consider its purpose and design when making that assessment.

Per ASC 946-10-15-6, an investment company has the following fundamental characteristics:

a.	It is an entity that does both of the following:

1.	Obtains funds from one or more investors and provides the investor(s) with investment management services and

2.	Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

b.	The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Per ASC 946-10-15-7, an investment company also has the following typical characteristics:

a.	It has more than one investment.

b.	It has more than one investor.

c.	It has investors that are not related parties of the parent (if there is a parent) or the investment manager.

d.	It has ownership interests in the form of equity or partnership interests.

e.	It manages substantially all of its investments on a fair value basis.

March 27, 2019 Page 5

To be an investment company, an entity shall possess the fundamental characteristics in paragraph ASC 946-10-15-6. Typically, an investment company also has all of the characteristics in ASC 946-10-15-7. However, the absence of one or more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

The Company has the fundamental characteristics of an investment company because all of the following conditions exist:

a.	The Company will obtain funds from multiple investors and will be providing those investors with investment management services.

b.	The business purpose and only substantive activity of the Company is acquiring investments in hotel real estate properties with the objective of realizing returns over the Company’s life from the capital appreciation of the investments. The Company has a planned exit strategy for its investments and itself, over which the Company seeks to realize capital appreciation from its investments.

c.	The Company does not have an objective of obtaining returns or benefits other than capital appreciation from its investments.

d.	The planned ownership model result in majority ownership by multiple investors that are not related to the investment manager.

e.	Ownership in the Company will be represented by common stock.

f.	The Company’s investments will be managed and adjusted to estimated fair value on a regular basis, with financial statement performance indicators based on a fair values.

10.	We note your disclosure of the costs that comprise your offering costs. Please tell us how these costs meet the definition of offering costs described in paragraph 946-20-20 of ASC Topic 946.

March 27, 2019 Page 6

Response: The offering costs listed out in Note 2 of the financial statements for the Company appear to fall either directly within the specific items listed in the definition of offering costs under FASB ASC 946-20 or indirectly within the underwriting and “similar costs” category. Underwriting costs are not defined within the FASB ASC. However, within Appendix K of the AICPA Audit & Accounting Guide for Investment Companies (July 1, 2018) (the “Investment Company Guide”), there is guidance related to revenue recognition, where examples of underwriting costs are listed out. In particular, in paragraph 4.7.47 of that section, examples of underwriting costs include the following: “Costs may be incurred to establish the investment company, raise capital from potential investors, or pay for costs incurred in the ordinary course of performing services for the customer pursuant to an investment management agreement (IMA). Costs involved in these activities may include, but are not limited to, structuring and underwriting expenses to form a new investment company, commissions paid to third-party broker-dealers (up-front, ongoing, or back-end commissions) to market and issue shares to prospective investors, placement fees paid to third parties to raise capital, and out-of-pocket expenses, such as commissions and brokerage fees, due diligence travel expenses (airfare, hotel, and meals), legal and other professional fees incurred in the performance of services, and filing and regulatory fees.” Also, in looking at paragraph 8.27 of the Investment Company Guide, we noted “similar costs” involved when an investment company does not engage an outside investment advisor to manage its portfolio and perform other essential functions. Those costs appear to also fall primarily under the underwriting and similar cost category of offering costs. Furthermore, we draw your attention to the Fund’s disclosure of organization costs, which is directly prior to offering costs. We noted that each of the costs we identified as offering costs did not appear to fall under the definition of organization costs, which are expensed by the Fund incurred.

11.	We note your disclosure on page 30 that the Manager will be entitled to reimbursement for offering and organization costs of approximately $1,250,000. Please revise to disclose the terms of this reimbursement obligation to the Manager. Also, disclose the amount of offering and organization costs incurred to date by the Manager.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 36 to provide the requested disclosure.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact either me at (214) 453-6435 or Mr. Nelson at (214) 750-2967.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	W.L. “Perch” Nelson
American Hospitality Properties REIT, Inc.

Exhibit A

NAV TEMPLATE

Net Asset Value as of _____ __, 20__

As of _____ __, 20__, our NAV per share of common stock is $____. This NAV per share of common stock shall be effective until updated by us on or about _____ __, 20__ (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our shares of common stock:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	_____ __, 20__ (1)	_____ __, 20__ (1)
ASSETS
Cash and cash equivalents	$	$
Real estate investments, at fair value
Other assets
Total Assets	$		$-

LIABILITIES
Accounts payable	$	$
Dividends payable (2)
Settling subscriptions
Total Liabilities	$	$

NET ASSETS CONSIST OF:
Stockholders’ Equity:
Common shares; 50,000,000 shares authorized; _________ and ________ shares issued and outstanding on _____ __, 20__ and _____ __, 20__, respectively	$	$
Retained earnings (Accumulated deficit)
Net adjustments to fair value
NET ASSETS	$	$
NET ASSET VALUE PER SHARE, on _________ and __________ shares issued and outstanding for the periods ended _____ __, 20__ and _____ __, 20__, respectively (3)	$	$

Exhibit A

Exhibit A

(1) Estimated Balance Sheets as of _____ __, 20__ and _______ __, 20__.

(2) This amount does not include accrual for dividends payable that were declared before _____ __, 20__ that relate to the second quarter of ____ or dividends payable that were declared before _______ __, 20__ that relate to the first quarter of ____, respectively.

(3) The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on _____ __, 20__ and ________ __, 20__, respectively, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.

On _____ __, 20__, the Company announced that its net asset value per share (“NAV”) as of _____ __, 20__ is $_____ per share of our common stock. This NAV per share of our common stock shall be effective until updated by us on or about _____ __, 20__ (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Plan of Distribution -- Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a quarterly basis. However, the majority of our assets consist of hotel properties and, as with any real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either stockholders who buy new shares or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 10% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our Manager's internal accountants calculated our NAV per share using a process that reflects (1) estimated values of each of our real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

For investments made within the previous or current quarter where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Exhibit A